UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GTC Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

36238T-10-4

(CUSIP Number)

Laboratoire Francais du Fractionnement et des Biotechnologies
3, avenue des Tropiques
LES ULIS
91940 Courtaboeuf, France
Attn:  M. Christian Bechon, President Directeur General
+33 (0) 1 69 82 70 10

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36238T-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LFB Biotechnologies, S.A.S.U.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,615,000 (consisting of 14,615,000 shares of Common Stock issuable upon conversion of 14,615 shares of Series D convertible preferred stock)

	8.	Shared Voting Power 14,615,000

	9.	Sole Dispositive Power 14,615,000

	10.	Shared Dispositive Power 14,615,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,615,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of GTC Biotherapeutics, Inc., a Massachusetts corporation (“GTC”).  The principal executive offices of GTC are located at 175 Crossing Boulevard, Framingham, MA 01702.

Item 2.	Identity and Background

This Schedule 13D is being filed by LFB Biotechnologies, S.A.S.U. (“LFB”), a société par actions simplifée unipersonnelle established under the laws of France.  LFB has previously reported information relating to shares of Common Stock beneficially owned by it on a Schedule 13G.  The principal business of LFB involves: the research and development of new pharmaceutical products or new processes in the areas of plasma derivatives and biotechnology; the creation, acquisition and operation of businesses relating to these activities; the taking, purchase, exploitation and transfer of processes and patents concerning these activities; and the direct or indirect participation in all financial, real property or personal property transactions and in all commercial or industrial businesses which may relate to the above.  LFB’s principal business and office address is:

3, avenue des Tropiques
LES ULIS
91940 Courtaboeuf, France

LFB is a wholly-owned subsidiary of Laboratoire Francais du Fractionnement et des Biotechnologies (“Laboratoire Francais”), a société anonyme established under the laws of France.  The principal business of Laboratoire Francais involves: the study, development and exploitation of medicines derived from blood or its constituant elements mentioned in the French public health code; the research, production and distribution concerning medicines which may be substituted for products derived from blood and concerning biotechnology products; the development of its activities by means of subsidiaries, groups or taking of participations in legal entities; all industrial, commercial, financial, real or personal property operations relating, directly or indirectly, in whole or in part, to the foregoing or similar or connected purposes.  Laboratoire Francais’ principal business and office address is:

3, avenue des Tropiques
LES ULIS
91940 Courtaboeuf, France

During the last five years, neither LFB, Laboratoire Francais nor, to the best of their knowledge, any of the executive officers or directors of LFB or Laboratoire Francais, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The consideration of $17,976,450 to purchase 14,615 shares of GTC’s Series D convertible preferred stock was provided by Laboratiore Francais from its cash reserves.

Item 4.	Purpose of Transaction

On September 29, 2006, LFB entered into a Joint Development and Commercialization Agreement with GTC, providing for a strategic collaboration to develop selected recombinant plasma proteins and monoclonal antibodies using GTC’s transgenic production platform.   In connection with the Joint Development and Commercialization Agreement, LFB entered into a Stock and Note Purchase Agreement (the “Purchase Agreement”) with GTC, providing that LFB purchase up to an aggregate of $25.0 million of GTC’s securities, consisting of 14,615 shares of a to be designated series of convertible preferred stock (14,615,000 common shares on an as-converted basis), 3,630,000 shares of Common Stock (the “Third Tranche Shares”), and one or more subordinated convertible notes for the balance of the $25.0 million. The purchase price for the shares of stock was $1.23 per common share equivalent. Pursuant to the terms of the Purchase Agreement, these securities are to be issued and sold in three installments, or tranches.  The first tranche, which consisted of LFB’s purchase of 5,000 shares of GTC’s newly designated Series D convertible preferred stock for an aggregate purchase price of $6,150,000, was completed on October 4, 2006.

Completion of the second and third tranches was subject to GTC’s receipt of shareholder approval of (a) an increase in the number of shares of Common Stock authorized under its charter from 100,000,000 shares to 200,000,000 shares and (b) the issuance and sale by GTC of the Third Tranche Shares and the issuance of shares of Common Stock upon conversion of any convertible note.  The required shareholder approval was obtained at a special meeting of GTC’s stockholders held on December 5, 2006.  The second tranche, which consisted of LFB’s purchase of an additional 9,615 shares of Series D convertible preferred stock and a convertible note in the principal amount of $2,558,650 (the “Convertible Note”) for an aggregate purchase price of $14,385,100, was completed on December 14, 2006.  The third tranche, which will consist of LFB’s purchase of the Third Tranche Shares for an aggregate purchase price of $4,464,900, is scheduled to be completed on or about January 3, 2007.

Each share of GTC’s Series D convertible preferred stock is convertible into 1,000 shares of Common Stock. The Series D convertible preferred stock does not pay a dividend and does not have a liquidation preference. The Series D convertible preferred stock is convertible at the option of the holder at any time and, at GTC’s option, after 2012 if the market price of the Common Stock exceeds $2.46 per share.

The Convertible Note has a term of five years and will automatically convert into shares of Common Stock in conjunction with any future Common Stock offerings by GTC at the per share offering price of the respective offering, but in any such conversion the principal and accrued interest that is converted into Common Stock will be limited to an amount that will maintain LFB’s holdings at no more than 19.9% of GTC’s Common Stock on an as-converted basis. Interest on the Convertible Note, which accrues at a rate of 2% per annum from the date of issue, will accumulate and be payable upon conversion, at GTC’s election, in cash or shares of Common Stock valued at its fair market value at the date of conversion.

LFB is the sole holder of shares of GTC’s Series D convertible preferred stock.  The Series D convertible preferred stock entitles its holders to elect one director to GTC’s Board of Directors upon the issuance of a number of shares of Series D convertible preferred stock, on an as-converted basis, equal to or greater than 10% of GTC’s outstanding voting stock.  Under the terms of the Purchase Agreement, following the closing of the first tranche, LFB appointed a non-participating observer to GTC’s Board of Directors to attend board meetings prior to election of LFB’s designated director and, following such election, whenever LFB Biotech’s designated director is unable to attend a board meeting. LFB became entitled to designate a director upon completion of its purchase of the second tranche of shares, and on December 14, 2006, M. Christian Bechon, President Directeur General of Laboratoire Francais, was appointed to GTC’s Board of Directors.  Pursuant to the terms of the Purchase Agreement, Mr. Bechon (or any subsequent director designee) will be excluded from any deliberations or actions, and will not receive any information, relating to any matter to which LFB or Laboratoire Francais is either directly or indirectly involved or has any interest that is competing or inconsistent with GTC’s interests. The LFB designated director is serving in the class of directors whose term expires at the 2009 annual meeting of shareholders. Thereafter, LFB, as the sole holder of the Series D convertible preferred stock, will be entitled to nominate and elect one director.

Item 5.	Interest in Securities of the Issuer

(a) - (b)  The number of shares of Common Stock beneficially owned by LFB is 14,615,000 shares, which consists of 14,615,000 shares of Common Stock issuable upon conversion of 14,615 shares of GTC’s Series D convertible preferred stock.  This represents approximately 16.6% of GTC’s outstanding Common Stock (on an as-converted basis).  LFB, as a wholly owned subsidiary, shares voting and dispositive power over these securities with its parent, Laboratoire Francais.  The information contained in Item 2 above is incorporated herein by reference.

(c)  Other than as set forth in Item 4 above, to the best knowledge of each of LFB and Laboratoire Francais, there have been no transactions in the shares of GTC effected during the past 60 days by LFB or Laboratoire Francais, or by any affiliate, executive officer or director of LFB or Laboratoire Francais.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.  Copies of the Purchase Agreement, including the form of Convertible Note, and of the Articles of Amendment to GTC’s charter setting forth the rights and preferences of the Series D convertible preferred stock are filed as Exhibits to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit   Description

1              Stock and Note Purchase Agreement, dated September 29, 2006, by and between GTC and LFB, including the form of Convertible Note attached as Exhibit B thereto. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GTC with the Commission on October 5, 2006 (File No. 000-21794)).

2              Articles of Amendment to the Restated Articles of Organization filed with the Secretary of the Commonwealth of Massachusetts on October 2, 2006. (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by GTC with the Commission on October 5, 2006 (File No. 000-21794))

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LFB BIOTECHNOLOGIES, S.A.S.U.

Date:	December 22, 2006	By:	/s/ Brian P. Keane
Brian P. Keane

POWER OF ATTORNEY

Know all by these present, that the undersigned hereby constitutes and appoints each of  Brian P. Keane and Marianne Staniunas of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., signing singly, with full power of substitution, the undersigned’s true and lawful attorney-in-fact to:

(1)                                  execute for and on behalf of the undersigned forms and authentication documents for EDGAR Filing Access;

(2)                                  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such forms and authentication documents;

(3)                                  execute for and on behalf of the undersigned Schedules 13D and 13G in accordance with Regulation 13D-G of the Securities Act of 1934 and the rules thereunder;

(4)                                  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or 13G and timely file such schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(5)                                  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interests of, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Regulation 13D-G of the Securities Exchange Act of 1934, as amended.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed this 11th day of October, 2006.

LFB Biotechnologies S.A.S.U.

/s/ Christian Bechon
Name: Christian Bechon
Title: President